Exhibit 99.1

CONFIDENTIAL

ZIM Press Release:

ZIM Reports Financial Results for the Fourth Quarter
and Full Year 2020

Generates Record Full Year Net Income of $524 Million

Continues to Deliver Industry Leading Operating Margins

2021 Guidance Highlights Expected Significant Adjusted EBITDA
and Adjusted EBIT Growth

Haifa, Israel, March 22, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2020.

Fourth Quarter and Full Year 2020 Highlights

•	Net income for the fourth quarter was $366.4 million (compared to $1.2 million in the fourth quarter of 2019), or $3.65 per share[1]; net income for the full year was $524.2 million (compared to a loss of $13.0 million for the full year of 2019), or $5.18 per share

•	Adjusted EBITDA[2] for the fourth quarter was $531.3 million, a year-over-year increase of 360%; Adjusted EBITDA for the full year was $1.04 billion, a year-over-year increase of 168%

•	Operating income (EBIT) for the fourth quarter was $439.4 million, a year-over-year increase of 883%; operating income (EBIT) for the full year was $722 million, a year-over-year increase of 372%

•	Adjusted EBIT for the fourth quarter was $439.2 million, a year-over-year increase of 827%; Adjusted EBIT for the full year was $728.6 million, a year-over-year increase of 389%

•	Revenues for the fourth quarter were $1.36 billion, a year-over-year increase of 64%; revenues for the full year were $3.99 billion, a year-over-year increase of 21%

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1 Earnings per share calculation for all periods reflect a share split of 1:10 that became effective in 2021.

2 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

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•	ZIM carried 2,841 thousand TEUs in 2020, a year-over-year increase of 1%

•	The average freight rate per TEU in 2020 was $1,229, a year-over-year increase of 22%

•	Net leverage ratio[3] of 1.2x at December 31, 2020

•	Subsequent to year end, completed IPO, raising $204 million in net proceeds

•	Subsequent to year end, announced strategic long-term chartering agreement with Seaspan for ten “green” LNG-fueled vessels demonstrating ZIM’s commitment to reducing its carbon footprint and leading environment-friendly practices in the shipping industry

Mr. Yair Seroussi, Chairman of the Board of Directors stated, “ZIM’s IPO earlier this year was the culmination of many months of hard work and dedication by ZIM’s management and employees in collaboration with the Board of Directors and marks the successful turnaround the Company has undergone over the past few years. We are very pleased with the financial results released today, our first as a public company, and believe that they are proof of the exceptional human capital at ZIM. Moreover, these capabilities will continue to drive ZIM’s future growth and success.”

Eli Glickman, ZIM President & CEO, stated, “Our all-time record results in 2020 and the significant milestones we have achieved year-to-date-2021 represent a truly momentous time for ZIM. During a global pandemic, we generated our highest net income in the company’s 75-year history, underscoring the benefits of our differentiated strategy and our proactive approach to address COVID-19. We also ended the year strong, as we achieved EBIT and EBITDA at the high end of our guidance range and continued to achieve industry leading margins. We are committed to our goal of consistently performing as one of the top three carriers in terms of EBIT margin.”

Mr. Glickman added, “We commenced 2021 by becoming the first global container liner to list on the NYSE, highlighting our success creating a leading asset-light shipping liner at the forefront of digitization. Following our IPO, we also announced a strategic long-term chartering agreement for ten 15,000 TEU LNG dual-fuel container vessels, positioning ZIM to meet the

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3 Net leverage ratio is defined as face value of short- and long-term debt less cash, cash equivalents and short-term deposits divided by Adjusted EBITDA of the last twelve-month period.

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growing market demand on the Asia - US East Coast trade and advance our leadership in addressing environmental and sustainability issues.”

Mr. Glickman concluded, “Today, ZIM is a revitalized company with new strengths, an invigorated spirit and a promising outlook for operating amid the new realities of shipping. Combined with our dedicated team of professionals and commitment to utilizing big data and technology, we remain well positioned to enhance our customer experiences, capitalize on favorable industry fundamentals, and maximize long-term profitability. In 2021, as per the guidance we provide, we expect to continue our positive trajectory, achieving significant Adjusted EBITDA and Adjusted EBIT growth and maintaining industry leading margins. We also intend to further harness our “Startup Nation” DNA based on innovation and technological collaborations to continue to develop growth engines that provide us additional revenue streams beyond our traditional shipping business.”

Summary of Key Financial and Operational Results

	Q4’20	Q4’19	2020	2019
Carried volume (K-TEUs)	799	698	2,841	2,821
Average freight rate ($)	1,518	1,017	1,229	1,009
Revenue ($ in millions)	1,361	827	3,992	3,300
Net income ($ in millions)	366	1	524	(13)
Adjusted EBITDA )$ in millions)	531	115	1,036	386
Operating income (EBIT) ($ in millions)	439	45	722	153
Adjusted EBIT ($ in millions)	439	47	729	149
Adjusted EBITDA margin	39.0%	13.9%	25.9%	11.7%
Adjusted EBIT margin	32.3%	5.7%	18.3%	4.5%
Net cash generated from operating activities	414	89	881	371
Free cash flow ($ in millions)	392	83	846	409
Earnings per share ($)	3.65	(0.00)	5.18	(0.18)
Net debt ($ in millions)			1,236	1,372

CONFIDENTIAL

Financial and Operating Results for the Fourth Quarter Ended December 31, 2020

Net income for the fourth quarter of 2020 was $366.4 million, compared to $1.2 million for the fourth quarter of 2019. Total revenues were $1.36 billion for the fourth quarter of 2020, compared to $827.3 million for the fourth quarter of 2019, primarily driven by an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

ZIM carried 799 thousand TEUs in the fourth quarter of 2020, compared to 698 thousand TEUs in the fourth quarter of 2019. The average freight rate per TEU was $1,518 for the fourth quarter of 2020, compared to $1,017 for the fourth quarter of 2019.

Operating income (EBIT) for the fourth quarter of 2020 was $439.4 million, compared to $44.6 million for the fourth quarter of 2019.

Adjusted EBITDA was $531.3 million for the fourth quarter of 2020, compared to $115.4 million for the fourth quarter of 2019. Adjusted EBIT was $439.2 million for the fourth quarter of 2020, compared to $47.4 million for the fourth quarter of 2019. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2020 were 39% and 32%, respectively. This compares to 14% and 6% for the fourth quarter of 2019.

Net cash generated from operating activities was $414.4 million for the fourth quarter of 2020, compared to $89.3 million for the fourth quarter of 2019.

Financial and Operating Highlights for the Full Year Ended December 31, 2020

Net income for the full year of 2020 was $524.2 million, compared to a loss of $13.0 million for the full year of 2019. Total revenues were $3.99 billion for the full year of 2020, compared to $3.30 billion for the full year of 2019, primarily driven by an increase in revenues from containerized cargo, reflecting mainly an increase in freight rates.

Operating income (EBIT) for the full year of 2020 was $772.0 million, compared to $153.0 million for the full year of 2019.

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ZIM carried 2,841 thousand TEUs in the full year of 2020, compared to 2,821 thousand TEUs in the full year of 2019. The average freight rate per TEU was $1,229 for the full year of 2020, compared to $1,009 for the full year of 2019.

Adjusted EBITDA was $1.04 billion for the full year of 2020, compared to $385.9 million for the full year of 2019. Adjusted EBIT was $728.6 million for the full year of 2020, compared to $148.9 million for the full year of 2019. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2020 were 26% and 18%, respectively. This compares to 12% and 5% for the full year of 2019.

Net cash generated from operating activities was $880.8 million for the full year of 2020, compared to $370.6 million for the full year of 2019.

Liquidity, Cash Flows and Capital Allocation

ZIM’s cash and cash equivalents increased by $387 million from $183 million at December 31, 2019 to $570 million at December 31, 2020. Capital expenditures totaled $42.6 million for the year ended December 31, 2020, compared with $16.2 million for the year ended December 31, 2019. Net debt decreased by $136.0 million from $1.37 billion as of December 31, 2019 to $1.24 billion as of December 31, 2020. ZIM’s net leverage ratio as of December 31, 2020 was 1.2x, compared to 3.6x as of December 31, 2019.

In February 2021, the Company completed its IPO and issued 15.0 million ordinary shares, including those issued upon the exercise of the underwriters’ option, at a price to the public of $15.00 per ordinary share, for net proceeds of $204 million, after deducting underwriting discounts and commissions and other offering expenses.

Full-Year 2021 Guidance

The Company expects to generate Adjusted EBITDA in 2021 of between $1.40 billion and $1.60 billion and Adjusted EBIT of between $850 million to $1.05 billion.

Use of Non-IFRS Measures in the Company’s 2021 Guidance

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CONFIDENTIAL

A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2021 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States 1-888-281-1167; Israel 03-918-0644; or international +44-20-3514-1906. To access the slide presentation, click here. The call will also be available via live webcast through ZIM’s website, located here. Following the conclusion of the call, a replay of the conference call will be available on the Company’s website.

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. For additional information, please visit www.zim.com.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s

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actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2020 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables us to compare operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, Non-IFRS financial measures, as those presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude non-cash charter hire expenses, impairment of assets, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

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Free cash flow is a non-IFRS measure which we define as net cash generated from operating activities plus the net cash generated (used) from investment activities.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under "Reconciliation of Non-IFRS Measures" below.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

CONFIDENTIAL

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019

Assets
Vessels	948,004	717,941
Containers and handling equipment	520,887	425,738
Other tangible assets	67,133	69,102
Intangible assets	66,465	64,920
Investments in associates	8,441	8,444
Other investments	4,888	2,766
Trade and other receivables	5,293	5,318
Deferred tax assets	1,502	1,048
Total non-current assets	1,622,613	1,295,277

Assets classified as held for sale		11,583
Inventories	52,237	60,342
Trade and other receivables	520,001	317,059
Other investments	58,976	59,047
Cash and cash equivalents	570,414	182,786
Total current assets	1,201,628	630,817
Total assets	2,824,241	1,926,094

Equity
Issued capital	88	88
Capital reserves	1,790,706	1,784,469
Accumulated deficit	(1,523,528)	(2,042,226)
Equity attributable to owners of the Company	267,266	(257,669)
Non-controlling interests	7,189	5,402
Total equity	274,455	(252,267)

Liabilities
Lease liabilities	811,840	641,750
Loans and other liabilities	519,471	541,932
Employee benefits	66,626	67,990
Deferred tax liabilities	339	350
Total non-current liabilities	1,398,276	1,252,022

Trade and other payables	398,876	422,417
Provisions	21,420	17,998
Contract liabilities	230,469	130,281
Lease liabilities	362,176	215,576
Loans and other liabilities	138,569	140,067
Total current liabilities	1,151,510	926,339
Total liabilities	2,549,786	2,178,361

Total equity and liabilities	2,824,241	1,926,094

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CONSOLIDATED INCOME STATEMENTS

(U.S. dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Income from voyages and related services	1,360,846	827,292	3,991,696	3,299,761

Cost of voyages and related services

Operating expenses and cost of services	(796,142)	(685,528)	(2,835,112)	(2,810,693)
Depreciation	(87,237)	(64,709)	(291,559)	(226,026)

Gross profit	477,467	77,055	865,025	263,042

Other operating income	4,602	6,459	12,621	38,099
Other operating expenses	4,914	(5)	4,272	(1,239)
General and administrative expenses	(48,450)	(40,088)	(163,210)	(151,605)
Share of profits of associates	966	1,172	3,341	4,725

Results from operating activities	439,499	44,593	722,049	153,022

Net finance expenses	(67,706)	(41,820)	(181,260)	(154,300)

Profit (loss) before income taxes	371,793	2,773	540,789	(1,278)

Income taxes	(5,404)	(1,596)	(16,599)	(11,766)

Profit (loss) for the year	366,389	1,177	524,190	(13,044)

Attributable to:

Owners of the Company	365,046	(408)	517,961	(18,149)
Non-controlling interests	1,343	1,585	6,229	5,105

Profit (loss) for the year	366,389	1,177	524,190	(13,044)

Earnings )Loss) per share (US$)*
Basic earnings (losses) per 1 ordinary share	3.65	(0.00)	5.18	(0.18)
Diluted earnings (losses) per 1 ordinary share	3.49	(0.00)	4.96	(0.18)

Weighted average number of shares for EPS calculation*:
Basic	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	104,641,014	100,000,000	104,530,892	100,000,000

(*)       Reflect a share split of 1:10 that became effective in 2021, in all presented periods.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019

Cash flows from operating activities
Profit (loss) for the year	524,190	(13,044)

Adjustments for:
Depreciation and amortization	314,185	245,510
Impairment loss (recovery) in respect of tangible assets	(4,329)	1,150
Net finance expenses	181,260	154,300
Share of profits and change in fair value of investees	(4,143)	(4,725)
Capital gains, net	(8,814)	(35,471)
Income taxes	16,599	11,766

	1,018,948	359,486

Change in inventories	8,105	9,731
Change in trade receivables and other receivables	(204,469)	43,422
Change in trade and other payables including contract liabilities	68,670	(28,111)
Change in provisions and employee benefits	(2,152)	(7,690)

	(129,846)	17,352

Dividends received from associates	4,360	5,453
Interest received	2,317	1,969
Income taxes paid	(14,983)	(13,630)

Net cash generated from operating activities	880,796	370,630

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and investments	6,717	44,794
Acquisition of tangible assets, intangible assets and investments	(42,641)	(16,150)
Change in other investments and other receivables	763	9,382
Net cash generated from (used in) investing activities	(35,161)	38,026

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019

Cash flows from financing activities

Receipt of long-term loans and other long-term liabilities		678

Sale and lease back transactions	9,052	13,151
Repayment of borrowings and lease liabilities	(336,225)	(300,763)

Change in short-term loans	6,071	3,324

Dividend paid to non-controlling interests	(3,344)	(4,818)

Interest paid	(133,459)	(122,972)

Other financial expenses paid	(2,493)

Net cash used in financing activities	(460,398)	(411,400)

Net change in cash and cash equivalents	385,237	(2,744)

Cash and cash equivalents at beginning of the year	182,786	186,291

Effect of exchange rate fluctuation on cash held	2,391	(761)

Cash and cash equivalents at the end of the year	570,414	182,786

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RECONCILIATION OF NET INCOME TO ADJUSTED EBIT

(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Net income	366.4	1.2	524.2	(13.0)
Financial expenses (income), net	67.6	41.8	181.2	154.3
Income taxes	5.4	1.6	16.6	11.7
Operating income (EBIT)	439.4	44.6	722.0	153.0
Non-cash charter hire expenses	1.4	2.4	7.7	10.5
Capital gain (loss), beyond the ordinary course of business	(0.1)	0.4	(0.1)	(14.2)
Assets impairment loss (recovery)	(4.8)	0.0	(4.3)	1.2
Expenses related to legal contingencies	3.3	0.0	3.3	(1.6)
Adjusted EBIT	439.2	47.4	728.6	148.9
Adjusted EBIT margin	32.3%	5.7%	18.3%	4.5%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Net income	366.4	1.2	524.2	(13.0)
Financial expenses (income), net	67.6	41.8	181.2	154.3
Income taxes	5.4	1.6	16.6	11.7
Depreciation and amortization	93.4	70.1	314.2	245.5
EBITDA	532.8	114.7	1,036.2	398.5
Non-cash charter hire expenses	0.1	0.3	0.7	2.0
Capital gain (loss), beyond the ordinary course of business	(0.1)	0.4	(0.1)	(14.2)
Assets impairment loss (recovery)	(4.8)	0.0	(4.3)	1.2
Expenses related to legal contingencies	3.3	0.0	3.3	(1.6)
Adjusted EBITDA	531.3	115.4	1,035.8	385.9
Adjusted EBITDA margin	39.0%	13.9%	25.9%	11.7%

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RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW

(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Net cash generated from operating activities	414.4	89.3	880.8	370.6
Net cash generated from (used in) investing activities	(22.2)	(6.7)	(35.2)	38.0
Free cash flow	392.2	82.6	845.6	408.6

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